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

                                                                       Exhibit 1



                                   SADIA DIVULGA SEU FATURAMENTO BRUTO NO MERCADO INTERNO, EXTERNO
                                                      E TOTAL DE JUNHO DE 2002.
                                                      SADIA S.A. - CONSOLIDADO
                                                   LEG. SOCIETARIA (EM R$ MILHOES)

RECEITA OPERATIONAL BRUTA                   ACUMULADO (JANEIRO A JUNHO)                     ACUMULADO NO 2(0)TRIMESTRE

                                      2002            2001           VAR %           2002            2001           VAR %
VENDAS DE PRODUTOS E MERCADORIAS      2.024,6         1.821,9        11,1%        1.043,3           974,2            7,1%
      Mercado Interno                 1.234,9         1.150,8         7,3%          626,6           585,2            7,1%
      Mercado Externo                   789,7           671,1        17,7%          416,7           389,0            7,1%

Nota: Informacoes nao auditadas.


RECEITA OPERATIONAL BRUTA                               JUNHO

                                      2002            2001           VAR %
VENDAS DE PRODUTOS E MERCADORIAS      374,6           329,3           13,8%
      Mercado Interno                 207,1           189,3            9,4%
      Mercado Externo                 167,5           140,0           19,6%


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

                       SADIA INFORMS ITS GROSS OPERATING REVENUE FROM BOTH DOMESTIC AND EXPORT SALES AND TOTAL
                                                       REVENUES FOR JUNE 2002.
                                                      SADIA S.A. - CONSOLIDATED
                                               BRAZILIAN CORPORATE LAW (IN R$ MILLION)

GROSS OPERATING REVENUE                      YTD (JANUARY - JUNE)                                QTD (2Q02)
                                      2002            2001           VAR %           2002            2001           VAR %
TOTAL SALES                           2.024.6         1.821.9        11.1%        1.043.3           974.2            7.1%
      Domestic Market                 1.234.9         1.150.8         7.3%          626.6           585.2            7.1%
      Exports                           789.7           671.1        17.7%          416.7           389.0            7.1%

Note: Unaudited Information



GROSS OPERATING REVENUE                             JUNEMAIO
                                       2002            2001           VAR %
TOTAL SALES                           374.6           329.3           13.8%
      Domestic Market                 207.1           189.3            9.4%
      Exports                         167.5           140.0           19.6%

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